UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42715

KANDAL M VENTURE LIMITED

(Registrant’s Name)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Sales and Purchase Agreements for Acquisitions

On March 6, 2026, Padachi M Venture Ltd (“Padachi M”), a wholly owned subsidiary of Kandal M Venture Limited (the “Company”), entered into a sales and purchase agreement (the “Agreement”) to acquire 15% of the total issued share capital of Dumaine International Ltd for an aggregate consideration of US$2.5 million to be settled entirely in cash.

The Company issued a press release announcing these transactions on March 9, 2026. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated March 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANDAL M VENTURE LIMITED

Date: March 9, 2026	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

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